UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 13 November 2020

Favourable decision by the French State Council regarding a long-standing tax dispute

Orange welcomes the favourable decision reached today by the French State Council (Conseil d'Etat) regarding a tax dispute that began nearly ten years ago. This decision, which definitively closes the case, confirms the Group’s position since the beginning of this dispute. It will enable Orange to recover the amount paid in July 2013 of around €2.2 billion.

The Group, which benefits from a solid balance sheet, plans to allocate these funds in a fair and balanced manner in a way that will benefit the development of the company, its employees and its shareholders, in particular through an employee share scheme and an enhanced social commitment in light of the economic and health crisis we are experiencing. These projects will be submitted to the Board of Directors, which will examine them in the next few weeks.

Upon the actual payment, the amount received - principal and interest - will be recorded as current tax income and will help reduce the company’s net debt. The sums received will not be subject to tax.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 143,000 employees worldwide at 30 September 2020, including 83,000 employees in France. The Group has a total customer base of 257 million customers worldwide at 30 September 2020, including 212 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright ; tom.wright@orange.com ; 06 78 91 35 11

Olivier Emberger ; olivier.emberger@orange.com ; 01 44 44 93 93

ORANGE

Date: November 16, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations